FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: June 9, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.	Date of Material Change

May 29, 2008.

3.	News Release

A press release was issued May 29, 2008 through Marketwire.

4.	Summary of Material Change

On May 29, 2008 Orezone announced an update to the National Instrument 43-101 (“NI 43-101”) compliant definitive feasibility study (the “DFS”) for the Essakane Project in Burkina Faso, West Africa.

5.	Full Description of Material Change

On May 29, 2008 Orezone announced an update to the NI 43-101 compliant DFS for the Essakane Project in Burkina Faso, West Africa. The principal changes to the DFS are:

•	Recoverable reserves have increased by 18% from 2.5Moz at 1.78 g/t to 3.0Moz at 1.67 g/t using a US$600 gold price as compared to US$500.
•

The CIL Plant capacity has been increased from 5.4Mt/year to 7.5Mt/year to enable softer oxide ores to be processed at a higher rate for the first few years of operation. Annual production will increase 16% to an average of 330,000 ounces per year for the first four years. Peak year will be the first year with 374,000 ounces. The mine life has increased from 8.5 to 9.4 years.

•	The stripping ratio has been reduced by 15% to 2.7:1.
•	Cash costs, including royalties and government charges, have decreased and are expected to be US$358 per ounce using an US$800 gold price and $US85 oil price.
•

Capital costs have increased by 21% from US$347M to US$420M as a result of the increased plant capacity, increased allowances for contingencies and owner’s costs, changes in US$/Euro exchange rates and general inflation. These figures do not include sustaining capital of US$26M and US$25.7M in working capital, which increased by US$1M over the previous DFS.

•	The undiscounted pre-tax net present value (“NPV”) has increased by 38% compared to the previous DFS using US$720 gold and US$80 oil price assumptions.

•

The time line for construction remains at 18 months. All long lead items including the grinding circuit, the fleet and generators have been ordered with expected delivery dates in time for a startup in early 2010.

Based on these economic parameters, the surface mine is expected to yield a life of mine average production of 315,000 oz per year over 9.4 years for a total of 3.0Moz. The table below sets out the updated financial results using various gold and fuel prices.

Summary of Financial results
Gold Price (US$/oz)	600	800	1000
Oil Price (US$/bbl)	66	85	100
Ounces Recovered (000 oz)	2,960	2,960	2,960
Avg. Annual Production (000 oz)	315	315	315
Cash Cost (US$/oz) including 3% royalty	337	358	375
Total Cost (US$/oz) including depreciation	508	528	546
After-Tax IRR	10%	21%	31%
After-Tax NPV (0% discount) Million USD	289	629	984
After-Tax NPV (5% discount) Million USD	116	377	642

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little
Chief Executive Officer
290 Picton Street, Suite 201
Ottawa, Ontario
K1Z 8P8
(613) 241-3699